

August 4, 2011

Salvatore R. DeFrancesco, Jr.
Chief Financial Officer
Fidelity D & D Bancorp, Inc.
Blakely and Drinker Streets
Dunmore, Pennsylvania 18512

    **Re:**       **Fidelity D & D Bancorp, Inc.**
                **Form 10-K for Fiscal Year Ended**
                **December 31, 2010**
                **Filed March 29, 2011**
                **Forms 10-Q for Fiscal Quarter Ended**
                **March 31, 2011**
                **Filed May 11, 2011**
                **File No. 333-90273**

Dear Mr. DeFrancesco,

    We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Business, page 3

1.  We note from page 4 that you are significantly dependent on local economic conditions. In future filings, please describe the principal economic features and condition of your market area as relevant to your company.  As warranted, consider including figures for change in average income, home sales and prices, unemployment, and the like.

Salvatore R. DeFrancesco, Jr.
Chief Financial Officer
Fidelity D & D Bancorp, Inc.
August 4, 2011
Page 2

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Financial Statements

Note 7 – Fair Value Measurements, page 22

2.  We note your tabular presentation on page 25 reporting that impaired loans and other real estate owned use Level 2 and Level 3 inputs to determine their fair value.  Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value.  Please tell us why you believe the fair value of impaired loans and other real estate owned that are measured using current appraisals are not all considered to use Level 3 inputs.

Management's Discussion and Analysis, page 25

Investment Securities, page 30

3.  Based on our review of your disclosure, it appears you are utilizing the guidance in ASC 325-40-15 and 35 in your other than temporary impairment ("OTTI") methodology.  If so, please tell us why you believe the trust preferred securities are within the scope of this Guidance.  Additionally, please tell us the credit ratings of the securities at the time of acquisition.

4.  Please tell us if the discount rate used represents the current yield used to accrete the beneficial interest, the effective interest rate implicit in the security at the date of acquisition, or something else.  Please provide us the accounting guidance that supports your discount rate.

5.  Please provide us with a listing of each trust preferred security as of December 31, 2010 and March 31, 2011, with the actual discount rate used, the current yield used to accrete the beneficial interest, and the effective interest rate implicit in the security at the date of acquisition.  Please explain to us the financial impact on expected cash flows and credit OTTI, if you had used the effective interest rate implicit in the security at the date of acquisition as the discount rate.

6.  Please provide us with your analysis of the credit portion of the OTTI that would have been recognized if you had used the impairment model in ASC 320-10-35-17 and please explain the primary factors that you believe caused any differences.

7.  We note your disclosure stating that prior to December 31, 2010 you used a different valuation process for determining whether there was OTTI on your trust preferred securities.    Please see our comments below:

    - Tell us your primary reasons for changing your valuation process;
    - Provide us an analysis that explains the primary differences that the new model yielded;
    - Tell us why you believe the new model resulted in $12 million in credit losses as compared to the old model;
    - Tell us the specific assumptions used in the new model that you believe had the greatest impact on the current results;
    - For the assumptions that had the most significant changes under the new model, tell us the assumption, the amount used at September 30, 2010 and the amount used at December 31, 2010, explain why you revised the assumption and quantify the impact on credit OTTI from the change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Salvatore R. DeFrancesco, Jr.
Chief Financial Officer
Fidelity D & D Bancorp, Inc.
August 4, 2011
Page 4


        You may contact Babette Cooper at (202) 551-3396 or John Nolan, Senior Assistant
Chief Accountant at (202) 551- 3492 if you have questions regarding comments on the financial
statements and related matters.  Please contact David Lyon at (202) 551-3421 or me at (202)
551-3698 with any other questions.

                                    Sincerely,

                                    /s/Mark Webb

                                    Mark Webb
                                    Legal Branch Chief